UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
        Sections 13 and 15(d) of the Securities Exchange Act of 1934

                      Commission File Number 001-12846

                               PROLOGIS TRUST
           (Exact name of registrant as specified in its charter)

                           14100 East 35th Place
                           Aurora, Colorado 80011
                               (303) 375-9292
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   Series A Cumulative Redeemable Preferred Shares of Beneficial Interest
          (Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest, par value $0.01 per share; Series C Cumulative Redeemable Preferred Shares of Beneficial Interest; Series D Cumulative Redeemable Preferred Shares of Beneficial Interest; Series A Junior Participating Preferred Shares; Series E Cumulative Redeemable Preferred Shares of Beneficial Interest
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    [X]      Rule 12h-3(b)(1)(ii)      [ ]
            Rule 12g-4(a)(1)(ii)   [ ]      Rule 12h-3(b)(2)(i)       [ ]
            Rule 12g-4(a)(2)(i)    [ ]      Rule 12h-3(b)(2)(ii)      [ ]
            Rule 12g-4(a)(2)(ii)   [ ]      Rule 15d-6                [ ]
            Rule 12h-3(b)(1)(i)    [X]

         Approximate number of holders of record as of the certification or notice date: 0
                     ----

     Pursuant to the requirements of the Securities Exchange Act of 1934, ProLogis Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 8, 2001                      PROLOGIS TRUST




                                        By: /s/ Edward S. Nekritz
                                            -----------------------------------
                                            Edward S. Nekritz
                                            Senior Vice President and Secretary